Exhibit (h)(3)

OWL ROCK CORE INCOME CORP.

SHAREHOLDER SERVICES PLAN (this “Plan”)

1. FEES

1.            Owl Rock Core Income Corp. (the “Fund”) may pay to Owl Rock Capital Securities LLC (d/b/a Owl Rock Securities) (the “Dealer Manager”), in its capacity as dealer manager of the Fund’s offering of its shares of common stock (“Shares”), with respect to and at the expense of each class (each, a “Class”) of Shares listed on Schedule A, a fee for shareholder services (the “Shareholder Servicing Fee”), as more fully described below.

2.            Shareholder Servicing Fee. For purposes of paying costs and expenses incurred in providing the services set forth in Section 3 below, the Fund shall pay the Dealer Manager a Shareholder Servicing Fee that will be paid on an annualized basis as a percentage of the aggregate net asset value of the shares of the respective Class of Shares (including Shares purchased through the Fund’s distribution reinvestment plan) as set forth in Schedule A under the heading “Shareholder Servicing Fee.” Payments of the Shareholder Servicing Fee on behalf of a particular Class of Shares will be in consideration of services rendered for or on behalf of such Class of Shares, and may be made without regard to expenses actually incurred. The Shareholder Servicing Fee will be paid monthly in arrears. For the avoidance of doubt, the Dealer Manager will reallow or allocate all or a portion of the Dealer Manager Shareholder Servicing Fee among other broker dealers (“Participating Broker-Dealers”) with which the Dealer Manager has entered into participating broker-dealer agreements (“Participating Broker-Dealer Agreements”), or as otherwise directed by the Fund, in accordance with the Participating Broker-Dealer Agreements relating to the Fund’s offering of Shares.

3.            Calculation and Assessment. The amount of the Shareholder Servicing Fee payable under this Plan will be paid monthly in arrears on an annualized basis at the applicable annual rates indicated on Schedule A for each Class. The Shareholder Servicing Fee will be calculated and paid separately for each Class.

2. SHAREHOLDER SERVICES DEFINED

The Dealer Manager will reallow or allocate the fee set forth in Section 1.2 of this Plan to pay for expenses incurred by it in engaging third parties to provide individual services to the shareholders of any class of the Shares (including Shares purchased through the Fund’s distribution reinvestment plan) (“Shareholder Services”). Such Shareholder Services and related expenses relate to activities for which service fees may be paid as contemplated by the Conduct Rules of FINRA, which are administrative support services, not primarily intended to result in the sale of Shares.  Such Shareholder Services include, but are not limited to: (i) responding to customer inquiries of a general nature regarding the Fund; (ii) crediting distributions from the Fund to customer accounts; (iii) arranging for bank wire transfer of funds to or from a customer's account; (iv) responding to customer inquiries and requests regarding shareholder reports, notices, proxies and proxy statements, and other Fund documents; (v) forwarding prospectuses, tax notices and annual and quarterly reports to beneficial owners of Fund shares; (vi) assisting the Fund in establishing and maintaining shareholder accounts and records; (vii) assisting customers in changing account options, account designations and account addresses, and (viii) providing such other similar services as the Fund may reasonably request to the extent the an authorized service provider is permitted to do so under applicable statutes, rules, or regulations.

4. EFFECTIVENESS

This Plan has been approved at an in-person meeting (or a virtual meeting in reliance upon any applicable exemptive relief) by the vote of both (1) the Fund’s Board of Directors (the “Board”), and (2) a majority of those directors who are not “interested persons” (the “Independent Directors”) as defined in Section 2(a)(19) of the Investment Company Act of 1940, as amended (the “1940 Act”), and became effective September 30, 2020.

5. TERM

This Plan will continue in full force and effect for a period of one year from the date hereof, and successive periods of up to one year thereafter, provided that each such continuance is approved at an in-person meeting (or a virtual meeting in reliance upon any applicable exemptive relief) by a majority of (1) the Board, and (2) the Independent Directors.

6. REPORTING REQUIREMENTS

The Dealer Manager shall administer this Plan in accordance with Rule 12b-1 of the 1940 Act. The Dealer Manager shall provide to the Board, and the Independent Directors will review and approve in exercise of their fiduciary duties, at least quarterly, a written report of the amounts expended under this Plan with the respective shares of the Fund and such other information as may be required by the 1940 Act and Rule 12b-1 thereunder.

7. TERMINATION

This Plan may be terminated without penalty at any time with respect to a Class of the Shares by the vote of a majority of the Board, including a majority of the Independent Directors, or by the vote of a majority of the outstanding Shares of the respective Class of Shares.

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8. AMENDMENTS

This Plan may not be amended to increase materially the amount of compensation the Fund is authorized to pay under Section 1 hereof unless such amendment is approved in the manner provided for in Section 5 hereof, and such amendment is further approved by a majority of the outstanding Shares of the respective class of Shares, and no other material amendment to the Plan will be made unless approved in the manner provided for approval and annual renewal in Section 5 hereof.

9. RECORDKEEPING

The Fund will preserve copies of this Plan (including any amendments thereto) and any related agreements, including agreements with Participating Broker-Dealers, and all reports made pursuant to Section 6 hereof for a period of not less than six years from the date of this Plan, the first two years in an easily accessible place.

Adopted: September 30, 2020

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OWL ROCK CORE INCOME CORP.

SCHEDULE A

SHARE CLASS	SHAREHOLDER SERVICING FEE (paid monthly in arrears on an annualized basis as a percentage of the aggregate net asset value of the shares of the applicable class of the Fund’s shares)
Class S	0.85%
Class D	0.25%
Class I	—